May 29, 2009
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Williams Partners L.P. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 File No. 1-32599
Dear Mr. Owings:
              On behalf of Williams Partners L.P., I am writing in response to your letter dated May 12, 2009, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Annual Report on Form 10-K filed February 26, 2009. For your convenience, I have reproduced the full text of each of the Staff’s comments above our responses below.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
1.	Please explain to us why you have not included, in a separately captioned section, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Refer to Item 303(a)(4) of Regulation S-K. If there are none, or you believe they are immaterial, please explain that to us in reasonable detail and disclose this fact to your readers.

We did not have any off-balance sheet arrangements as of December 31, 2008. We will include in future annual filings either: (i) a discussion in accordance with Regulation S-K, Item 303(a)(4) of off-balance sheet arrangements, if any, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources or (ii) a statement confirming that we did not have any such off-balance sheet arrangements.

Mr. Owings
May 29, 2009

Financial Statements
Consolidated Balance Sheets, page 79
2.	In future filings, please ensure that your balance sheet fully complies with SAB Topic 4F and reflects both the number of equity units authorized and outstanding for each ownership class.

Our partnership agreement authorizes us to issue an unlimited number of partnership securities on terms and conditions determined by our general partner. Because the partnership agreement does not specify a number of units as being “authorized,” we believe our balance sheet, in only stating the number of equity units outstanding for each class, complies with SAB Topic 4F. We propose that for future annual filings we will disclose within the partners’ equity note that our partnership agreement authorizes us to issue an unlimited number of partnership securities on terms and conditions determined by our general partner.

3.	Please explain to us how earnings per limited partner unit was computed for 2006, as it does not appear to be net income allocated to limited partners divided by the weighted average number of common units outstanding. If you have similar differences in the future, please ensure that you explain such differences in a footnote as contemplated by paragraph 40 of SFAS 128.

We calculated earnings per limited partner unit for each year as the sum of the quarterly earnings per limited partner unit for each of the four quarters in the year. As disclosed in Note 4. Allocation of Net Income and Distributions, we allocated income on a quarterly basis to reflect the quarterly distribution requirements of our partnership agreement. We also followed the two-class method of computing earnings per unit, under which our quarterly earnings per unit calculation assumed that we distributed all of our net income in accordance with the Quarterly Distribution Target amounts as described in Note 11. In addition, such quarterly calculations used a quarterly weighted average number of units outstanding that changed significantly during 2006. As a result, the total year earnings per limited partner unit is not derivable using the annual numbers appearing on the income statement.

For this reason, we included a table in our Quarterly Financial Data on page 112 which presents the net income allocated to limited partners and the weighted average common units outstanding on a quarterly basis. Using these values, the net income per limited partner unit for the four quarters of 2006 was $0.35, $0.25, $0.57 and $0.45 for a total of $1.62.

Effective in the first quarter of 2009 we were required to adopt EITF 07-4, which amends the method for computing earnings per share. As we compute earnings per share under EITF 07-4, we will ensure that future filings fully consider the disclosure requirements of paragraph 40 of SFAS 128.
Consolidated Statement of Partners’ Capital, page 81
4.	We note the line items for 2006 and 2007 representing the adjustment in basis of investment in Wamsutter. Please explain to us in reasonable detail what these line items represent, and tell us how you considered explaining these transactions in the footnotes to your financial statements. We note that you explained the adjustments in basis of investments in Discovery Producer Services within Note 6.

The adjustments in basis of investment in Wamsutter are of the same nature as those of Discovery Producer Services described in Note 6. Our consolidated financial statements reflect our interest in Wamsutter for all periods presented. As discussed in Note 4, income allocable to pre-partnership periods is allocated to our

Mr. Owings
May 29, 2009

general partner, Williams Partners GP LLC, which is a wholly-owned subsidiary of The Williams Companies, Inc. (Williams). Certain cash transactions occurred between Wamsutter and Williams prior to this acquisition and are therefore reflected in the Consolidated Statement of Partners’ Capital as an adjustment in the basis of our investment in Wamsutter. We propose that for future annual filings we will include additional disclosure within the equity investments footnote, similar to the disclosures we currently make related to Discovery, which will clarify these transactions and presentation.
Consolidated Statements of Cash Flows, page 82
5.	Please explain to us what is captured in the “Change in accrued liabilities and accounts payable — capital expenditures” line item within Investing Activities, including explaining how this represents a cash transaction, how this line item differs from the line titled “Capital expenditures,” and why this item is appropriately classified as an investing activity.

The “Capital expenditures” line item in the Investing Activities section of our Consolidated Statement of Cash Flows represents the gross increase in our property, plant and equipment in the period. However, in the normal course of business, many of these purchases are made on credit terms and may not be paid for at the end of the period. The “Change in accrued liabilities and accounts payable — capital expenditures “ line item in the Investing Activities section represents the change in the period in accrued amounts related to property, plant and equipment purchases. The combination of these two line items represents the actual net cash flow related to the investing activity of purchasing property, plant and equipment.

Other changes in accounts payable and accrued liabilities net of those related to capital expenditures are appropriately reported within the Operating Activities section of our Consolidated Statement of Cash Flows. We believe that our current presentation is meaningful to our readers as it reflects the gross change in property, plant and equipment referred to elsewhere in our filings and other public communications as capital expenditures, yet also appropriately provides the net cash flow impact of additions to property, plant and equipment.
Notes to Consolidated Financial Statements
Note 4. Allocation of Net Income and Distributions, page 89
6.	We note the beneficial conversion feature of Class B units is considered when calculating the net income allocated to the general partner for 2007. Please tell us how you considered this beneficial conversion feature when calculating the net income allocated to the limited partners for 2007. In this regard, given that you had multiple classes of limited partner units, and only the holders of Class B units received the benefit represented by this beneficial conversion amount, it appears that the income allocable to Class B unitholders would differ on a per unit basis from the income allocable to the remaining limited partner unitholders on a per unit basis. Please tell us the accounting guidance you relied upon in determining that your current presentation was appropriate.

We allocated the $5.3 million income related to the beneficial conversion feature to the Class B unitholders for both partners’ capital and earnings per unit in the second quarter of 2007 (when the conversion occurred) and, therefore, reduced the income allocable to the general partner and the common unitholders during this period. The beneficial conversion feature reduced earnings per unit for the common unitholders by 8 cents per unit.

The income allocable to Class B unitholders differs on a per unit basis from the income allocable to the remaining limited partner unitholders on a per unit basis. Because the Class B units did not trade in a public

Mr. Owings
May 29, 2009

market either on a stock exchange or in the over-the-counter market, we did not present earnings per unit for the Class B units in accordance with SFAS 128, paragraph 6.

7.	With regards to the 2007 beneficial conversion of the Class B units, please tell us whether you reflected a similar beneficial conversion amount in your Consolidated Statement of Partners’ Capital. If so, please tell us where this effective dividend to the Class B unitholders is classified. If not, please tell us how you determined you did not need to reflect this beneficial conversion within your Consolidated Statement of Partners’ Capital.

As described in our response to comment 6, a $5.3 million item of income was specifically allocated to the Class B units and is included in the $9.2 million of net income for 2007 allocated to the Class B units on the Consolidated Statement of Partners’ Capital. We will clarify this classification in future annual filings.
Note 6. Equity Investments. Wamsutter, page 92
8.	We note that you account for your investment in Wamsutter LLC using the equity method of accounting due to the provisions of Wamsutter’s limited liability company agreement which provide the other member, owned by a Williams affiliate, significant participatory rights such that you do not control the investment. Please explain to us in more detail the participatory rights that the other member has and how you determined that these overcame the presumption of consolidation by the majority shareholder of the investee. Please also explain to us how you considered the relationship between you and the other member in your analysis given that you appear to be related parties. Refer to Item 3 under Factors to Consider in EITF 96-16.

Wamsutter LLC has three types of ownership interests with rights as summarized below.
•	Class A interest — This interest is held 100% by us. This interest receives the first $70 million of income allocation and distributions and 5% of any such amounts over that level; however, it has no voting rights with respect to Wamsutter LLC and its business except for certain items requiring unanimous affirmative vote of both the Class A and Class B interest holders. Such items requiring unanimous approval tend to be protective in nature for us as the Class A interest holder except for the approval of the annual business plan. The items requiring unanimous approval that are protective and not participating in nature include asset acquisitions or dispositions over $20 million, issuance of debt or equity, distributions or cash calls unless otherwise provided for in the LLC agreement, amendment of the LLC agreement, liquidation and change in operator.

•	Class B interest — This interest is held 100% by the Williams affiliate (Williams Field Services Company, LLC (WFSC), a wholly-owned subsidiary of Williams.) Although this interest receives no income allocation or distributions, it has all of the decision-making authority with respect to Wamsutter LLC and its business except for certain items requiring unanimous approval of both the Class A and Class B interest holders as discussed above. In addition, the WFSC is the operator of Wamsutter LLC.

•	Class C units — These units are held by both us and WFSC. They have no voting rights and only share in the income allocation and distributions above $70 million, receiving 95 percent of such amounts. They are issued to the Class A and Class B interest holders as contributions are made by these owners for capital expenditures. Under the terms of the Wamsutter LLC agreement, the Class B interest holder funds the significant growth capital expenditures while the Class A interest holder only funds smaller growth projects under $2.5 million; therefore, the Class B interest holder will share more significantly in distributions above $70 million associated with growing the business.
Because (1) WFSC holds the ownership interest with the general decision-making authority with respect to Wamsutter LLC, (2) WFSC is the operator of Wamsutter LLC, (3) our ownership interest only has protective

Mr. Owings
May 29, 2009

voting rights (except for approval of the annual business plan) and (4) the economic interests held by WFSC and us are different, we believe that the presumption of consolidation by the majority shareholder has been overcome.

Given the affiliate relationship between the owners of Wamsutter LLC, we considered the guidance in Item 3 under Factors to Consider in EITF 96-16 (in particular, whether the controlling rights assigned to WFSC should be inferred upon us, allowing us to consolidate Wamsutter LLC). We noted that the structure of Wamsutter LLC described above grants WFSC control of Wamsutter’s normal business decision making, and also requires that WFSC fund all significant growth capital projects. As WFSC funds and completes significant growth capital projects, the number of Class C units held by them is expected to increase disproportionately to the C units held by us, which will increase the income and distributions (in excess of the $70 million described above) accruing to WFSC. As a result, the economic interest held by us differs from the interest held by WFSC.

We are managed by our general partner, Williams Partners GP LLC, which is a wholly-owned subsidiary of Williams. Three of our general partner’s seven directors are “independent” under the listing standards of the NYSE, and our general partner’s other four directors are officers of Williams; hence Williams has significant control over us through our general partner and its board of directors. WFSC is a wholly-owned subsidiary of Williams with no other outside ownership interest; therefore, it is also controlled by Williams. As a result, while we and WFSC are under Williams’ common control, we do not have independent control of WFSC’s decision-making in regards to Wamsutter LLC.

Therefore, considering WFSC’s decision making control over Wamsutter, including control of normal business decision making as well as the funding of large growth projects, and the other divergent economic interests as reflected in the disproportionate income and distribution methods mentioned previously, we concluded that although Wamsutter is a related party under Williams’ common control, consolidation of Wamsutter by us was not appropriate.
Note 10. Long-Term Debt, Credit Facilities and Leasing Activities, page 99
9.	We note your discussion of the credit agreement with Citibank, N.A. and the related significant financial covenants. Please tell us, and disclose to your readers either here or another appropriate place in your filing, whether there are cross-default provisions such that violating these financial covenants also could cause you to default on your senior unsecured notes. Also tell us how you considered disclosing any significant financial covenants related to the senior unsecured notes.

First, the indenture governing the senior unsecured notes does not contain cross default provisions and, as such, an event of default under our senior unsecured credit agreement with Citibank, N.A. as administrative agent, would not result in a cross-default of our senior unsecured notes. Based on this fact, we determined that disclosure was unnecessary. However, in order to improve the clarity of our disclosures in this area, we will specifically disclose in future filings that there are no cross-default provisions in the indenture governing our senior unsecured notes, and therefore a default under the unsecured credit agreement would not cause a cross default under the indenture governing the senior unsecured notes. Second, in preparing this footnote we carefully considered all significant covenants related to our senior unsecured notes. The senior unsecured notes do not require the maintenance of any financial ratios or specified levels of net worth or liquidity; therefore, there are no financial covenants to disclose.
Note 14. Commitments and Contingencies, page 105

Mr. Owings
May 29, 2009

10.	We read in your concluding paragraph that management believes the ultimate resolution of the foregoing matters will not have a material impact upon your future financial position. Please tell us, and clarify in future filings, the expected impact of these matters on your results of operations and liquidity. In this regard, if you believe that there may be a material impact on your results of operations or liquidity, it appears that additional disclosures would be required under SFAS 5, SOP 94-6 and SAB Topic 5:Y.

Management, including internal counsel, currently believes that the ultimate resolution of our contingencies, taken as a whole and after consideration of amounts accrued, insurance coverage, recovery from customers or other indemnification arrangements, will not have a material adverse effect upon our future liquidity or financial position. We have disclosed in the Summary paragraph that “were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the ruling occurs.” We have made this disclosure as we are unable to determine either the magnitude of unexpected unfavorable rulings or our future results of operations in any quarter or annual period. For example, if earnings were to approach break-even, even a small impact to earnings could be significant to our results of operations.

In future filings, we will amend our Summary paragraph to include language similar to the following:
Litigation, arbitration, regulatory matters, and environmental matters are subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the ruling occurs. Management, including internal counsel, currently believes that the ultimate resolution of the foregoing matters, taken as a whole and after consideration of amounts accrued, insurance coverage, recovery from customers or other indemnification arrangements, will not have a material adverse effect upon our future liquidity or financial position.
We believe that this disclosure, in conjunction with other disclosures in the Form 10-K, meets the requirements of SFAS 5, Accounting for Contingencies, SOP 94-6, Disclosure of Certain Significant Risks and Uncertainties, and SAB Topic 5:Y, Accounting and Disclosures Relating to Loss Contingencies.
              In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:
The adequacy and accuracy of the disclosure in the filing is the responsibility of Williams Partners L.P. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Williams Partners L.P. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any further questions or comments.

Very truly yours,
/s/ Ted T. Timmermans
Ted T. Timmermans
Vice President, Controller, and Chief Accounting Officer of Williams Partners GP LLC